

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

December 21, 2010

Mr. Xiang Wei
Chief Executive Officer
Wonder International Education and Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

**Re: Wonder International Education and Investment Group Corporation
            Amendment No. 8 to Registration Statement on Form S-1
            Filed on December 17, 2010**

            File No. 333-163635

Dear Mr. Wei:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comments one and four in our comment letter dated December 3, 2010. Please revise to remove the remaining references to "proceeds from the sale" and "the sale of the common stock by the selling shareholders," at pages 2 and 14.

You may experience difficulties in effective service of legal process, enforcing foreign judgments or brining original actions in China based on United States or other foreign laws against us, our management, or the experts named in the prospectus., page 9

2.   We note your response to prior comment six in our comment letter dated December 3, 2010. Please advise why you have removed the disclosure regarding the PRC not having treaties with the United States providing for the reciprocal recognition and enforcement of court judgments being an area in which "[y]our PRC counsel has advised us," (as you stated in all previous amendments to the registration statement), insofar as this does not appear to be an area in which the issuer has capacity to opine absent counsel. Please revise here, and as appropriate in the other places of your registration statement, to identify where named PRC counsel has opined with respect to applicable provisions of PRC law, and to include counsel's consent as part of Exhibit 5.2 to your registration statement. We note, for example, your statement of beliefs regarding the inapplicability of the M&A Regulations and further CSRC approval at "If the China Securities Regulatory Commission, or another PRC regulatory agency determines that its approval is required in connection with this offering," on page 11, which statements are opined upon at Number 7 of counsel's opinion at Exhibit 5.2. We also note by way of example statements regarding the free conversion of Renminbi under "Restrictions on currency exchange may limit our ability to utilize our revenues effectively," on page 12, which statement is opined upon at Number 12 of counsel's opinion at Exhibit 5.2. Finally, please state counsel's opinion within your Description of Business regarding the equity ownership structure of China Wonder being in compliance with PRC laws, as opined upon at Number 2 of the same opinion.

Directors, Executive Officers, Promoters and Control Persons, page 43

3.   We note your response to prior comment 11 in our comment letter dated December 3, 2010. Please revise your disclosure to include the brief description you have provided in your response regarding how Eastbridge Investment Group and Mr. Wei came to enter into a business relationship.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Christopher Dieterich, Esq.
    By facsimile, 310-312-6680